Filed Pursuant to Rule 433

Registration No. 333-184137

August 17, 2015

Final Term Sheet

$1,000,000,000 4.650% Senior Notes due 2025

Issuers:	Plains All American Pipeline, L.P. and PAA Finance Corp.
Ratings (Moody’s / S&P):*	Baa2 / BBB+
Security Type:	Senior Unsecured Notes
Legal Format:	SEC Registered
Pricing Date:	August 17, 2015
Settlement Date (T+5):	August 24, 2015
Maturity Date:	October 15, 2025
Principal Amount:	$1,000,000,000
Benchmark Treasury:	UST 2.000% due August 15, 2025
Benchmark Treasury Yield:	2.168%
Spread to Benchmark Treasury:	+250 bps
Yield to Maturity:	4.668%
Coupon:	4.650%
Public Offering Price:	99.846%
Net Proceeds (after deducting the underwriting discount and estimated offering expenses) to the Partnership:	$990.46 million
Make-Whole Call:	T+ 37.5 bps
Call at Par:	On or after July 15, 2025
Interest Payment Dates:	April 15 and October 15, beginning on April 15, 2016
CUSIP / ISIN:	72650R BJ0 / US72650RBJ05
Joint Book-Running Managers:	Citigroup Global Markets Inc. Mizuho Securities USA Inc. Mitsubishi UFJ Securities (USA), Inc. UBS Securities LLC Deutsche Bank Securities Inc. DNB Markets, Inc.
Co-Managers:

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

BB&T Capital Markets, a division of BB&T Securities, LLC

BMO Capital Markets Corp.

CIBC World Markets Corp.

Fifth Third Securities, Inc.

ING Financial Markets LLC

PNC Capital Markets LLC

Regions Securities LLC

U.S. Bancorp Investments, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

Delivery of the notes is expected to be made against payment therefor on or about August 24, 2015, which is the fifth business day following the date of pricing of the notes (such settlement being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing of the notes or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

The issuers have filed a registration statement (including a base prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuers’ prospectus in that registration statement and any other documents the issuers have filed with the SEC for more complete information about the issuers and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146, Mizuho Securities USA Inc. at 1-866-271-7403, Mitsubishi UFJ Securities (USA), Inc. at 1-877-649-6848 or UBS Securities LLC at 1-888-827-7275.